

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Shyam P. Kambeyanda
Chief Executive Officer
ESAB Corp.
909 Rose Avenue, 8th Floor
North Bethesda, MD 20852

>   **Re: ESAB Corp.**
>   **Amendment No. 1 to Draft Registration Statement on Form 10**
>   **Submitted October 22, 2021**
>   **CIK No. 0001877322**

Dear Mr. Kambeyanda:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated September 17, 2021.

Amendment No. 1 to Draft Registration Statement on Form 10

Exhibit 99.1
Information Statement Summary
Business Summary, page 1

1.   Please reconcile your new disclosure on page 2 that you have had an "average two-year organic revenue decline of approximately 4.1%" from 2018 to 2020 with your disclosure on page 1 that you drove "average revenue growth from 2018 to 2020."

Our Business Strategy, page 4

2.   We note your response to prior comment 4. Please disclose in your information statement the information you provided in your response letter regarding the sources for the growth rates.

3.   We note your response to prior comment 5. Please disclose that internal data is the source of your belief regarding the company's market position.

Unaudited Pro Forma Condensed Combined Financial Statements, page 47

4.   We note your responses to prior comments 8 through 13. We will evaluate these responses when you complete your pro forma financial statements, including the dollar amount of all pro forma adjustments, and related disclosures, and we may have additional comments at that time.

5.   Please provide an analysis of your consideration of ASC 505-60-25-8 in determining the Accounting Spinnor and Spinnee.

Note (k), page 53

6.   We note your response to prior comment 10. Please clarify if this incremental cost relates to employees who were employed across all of Parent's legacy industrial operating segments and were not included in the pension cost allocated in the historical statement of operations of ESAB, but will become direct employees of ESAB in connection with the separation. Otherwise, please explain this adjustment more clearly.

Notes (g) and (m), page 53

7.   We note your response to prior comment 12. Please ensure you separately identify the assets, liabilities, income and expense adjustments, how they are calculated and how the dollar amounts compare to amounts recorded in the Parent's financial statements for the same periods. Please also fully disclose your accounting policies for these transactions and provide all of the disclosures included in the Parent's financial statements.

Note (n), page 54

8.   Please separately disclose the dollar amount of each adjustment and the specific assumptions used for each adjustment. To the extent you have netted any cost synergies with cost dis-synergies, separately disclose each of the gross adjustments.

9.   Please clarify in more detail how you determined the incremental costs related to commercial, manufacturing, research and business support functions that were previously shared with Parent. Clarify if any adjustments incorporated head-count assumptions.

10.   For estimates based on actual expenses incurred by Parent as a stand-alone public company for equivalent functions, adjusted accordingly for ESAB, clarify more specifically how these estimates were adjusted for ESAB.

11. For expenses based on third party market data, clarify more specifically how you used the third party market data in your estimates.

12. With the exception of adjustments covered by the Transitions Services Agreement, clarify how you determined adjustments to be Autonomous Entity Adjustments and not Management's Adjustments. In this regard, they appear to be dis-synergies of the transaction. Refer to Item 11-02(a)(6) and (7) of Regulation S-X. For Management Adjustments, please include all the information required by 11-02(a)(7).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

13. Please update your responses to prior comments 14, 15, 19, 21, 22, 23 and 24 when you update your financial statements in a future amendment.

Combined Financial Statements
Notes to Combined Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

14. Please clarify if the projects that involve development and application engineering, described in your response to prior comment 22, include the customized welding workflow solutions, described in your added disclosure on page 69. Clarify more specifically how you determined that revenue from all of your customization and development arrangements is not material such that separate disclosure of revenue recognized from these arrangements, your accounting policies for these arrangements, and the period of time over which these arrangements is completed is not warranted.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cathy A. Birkeland